THE SERVICEMASTER COMPANY 860 Ridge Lake Boulevard Memphis, Tennessee 38120

March 4, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that The ServiceMaster Company has included disclosure with respect to certain activities described in Section 13(r) in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 4, 2013.  The disclosure can be found on page 68 of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

The ServiceMaster Company

/s/ David W. Martin
David W. Martin
Senior Vice President, Interim Chief Financial Officer and Chief Accounting Officer